Exhibit (a)(2)(B)

September 25, 2012

Dear Complete Stockholders:

We are pleased to report that Complete Genomics, Inc. (“Complete” or the “Company”), has entered into an Agreement and Plan of Merger, dated as of September 15, 2012 (the “Merger Agreement”), with BGI-Shenzhen (“Parent”), and its wholly owned subsidiary, Beta Acquisition Corporation (“Purchaser”), that provides for the acquisition of Complete by Parent.

Pursuant to the Merger Agreement, Purchaser has commenced a tender offer today to purchase all of the outstanding shares of the Company’s common stock at a purchase price of $3.15 per share in cash (without interest and subject to applicable withholding taxes). Unless extended, the tender offer is scheduled to expire at 12:00 midnight New York City time at the end of Tuesday, October 23, 2012. Following the successful completion of the tender offer, which would involve Purchaser obtaining ownership of a majority of the Company’s outstanding shares of common stock (calculated on a fully-diluted basis in the manner provided in the Merger Agreement), Purchaser will be merged into Complete upon the terms and conditions set forth in the Merger Agreement. In the merger, the shares of the Company’s common stock that were not acquired in the tender offer will be converted into the right to receive the same price per share in cash paid in the tender offer for such securities (without interest and subject to applicable withholding taxes). Following the effective time of the merger, the Company will become a wholly owned subsidiary of Parent.

As set forth in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9, the Company’s board of directors has unanimously (i) determined that the tender offer and the merger are fair to and in the best interests of Complete and its stockholders, (ii) approved the Merger Agreement and the other transactions contemplated by the Merger Agreement, including the tender offer and the merger, in accordance with the General Corporation Law of the State of Delaware, (iii) declared that the Merger Agreement is advisable and (iv) resolved to recommend that Complete’s stockholders accept the tender offer and tender their shares of common stock pursuant to the tender offer and, if required, adopt the Merger Agreement.

ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU ACCEPT THE TENDER OFFER AND TENDER YOUR SHARES PURSUANT TO THE TENDER OFFER AND, IF REQUIRED, ADOPT THE MERGER AGREEMENT AND APPROVE THE MERGER.

In addition to the Solicitation/Recommendation Statement on Schedule 14D-9 that accompanies this letter, also enclosed is Purchaser’s Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering shares of common stock of Complete. WE URGE YOU TO READ THE ENCLOSED OFFER TO PURCHASE, SOLICITATION /RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 AND OTHER MATERIALS CAREFULLY.

We greatly appreciate and thank you for the continued support and encouragement you have shown Complete.

Sincerely,

/s/ Clifford A. Reid, Ph. D.

Clifford A. Reid, Ph. D.

Chairman, President and Chief Executive Officer